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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)


                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                          PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                            (AMENDMENT NO. ______)


                            Foothills Resources, Inc.
                            -------------------------
                                (Name of Issuer)


                          Common Stock, $.001 par value
                         ------------------------------
                         (Title of Class of Securities)


                                    34512E109
                                 --------------
                                 (CUSIP Number)


   J. Earl Terris, Canadiana Lodge, Wellfield Close, Coad's Green, Launceston,
                                    Cornwall
                                England, PL15 7LR
                               011.441.566.782.199
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 March 4, 2005
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box. |_|

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 5 Pages)

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       CUSIP No. 34512E109                 13D                 Page 2 of 5 Pages
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   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          J. Earl Terris
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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                        (b) |_|
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   3      SEC USE ONLY
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   4      SOURCE OF FUNDS *          OO
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   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2 (e)                                                |_|
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   6      CITIZENSHIP OR PLACE OF ORGANIZATION  Canada
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       NUMBER OF
        SHARES            7    SOLE VOTING POWER                     34,106,182
                         -------------------------------------------------------
     BENEFICIALLY
       OWNED BY           8    SHARED VOTING POWER                       N/A
                         -------------------------------------------------------
         EACH
       REPORTING          9    SOLE DISPOSITIVE POWER                34,106,182
                         -------------------------------------------------------
      PERSON WITH         10   SHARED DISPOSITIVE POWER                  N/A
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   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                     34,106,182
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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   |_|
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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                86.7%
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   14     TYPE OF REPORTING PERSON                                         IN
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       CUSIP No. 34512E109                 13D                 Page 3 of 5 Pages
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Item 1.       Security and Issuer.

              The title of the class of equity securities to which this statement relates is common stock, $.001 par value (the "Common Stock") of Foothills Resources, Inc., a Nevada corporation (the "Company"). The address of the principal executive offices of the Company is Canadiana Lodge, Wellfield Close, Coad's Green, Launceston, Cornwall, England, PL15 7LR, telephone 011.441.566.782.199.

Item 2.       Identity and Background.

              (a-c,f) This Schedule  13D is  being filed by J. Earl Terris  (the
                      "Reporting Person"), who is the President, Secretary, Treasurer, Chief Executive Officer and sole Director of the Company. The address of the principal place of business of the Reporting Person is Canadiana Lodge, Wellfield Close, Coad's Green, Launceston, Cornwall, England, PL15 7LR. The Reporting Person is a citizen of Canada.

              (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

              (e) During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.       Source and Amount of Funds or Other Consideration.

              On March 4, 2005 the Company issued 7,000,000 of Common Stock to the Reporting Person. Pursuant to a 4.704301 for 1 forward stock split effective as of April 20, 2005, these 7,000,000 shares were converted into 32,930,113 shares of Common Stock. These shares, as adjusted for the forward stock split, were issued at a deemed price of $0.0016 per share as consideration for the settlement of $13,500 in accounts payable and $38,963 in amounts due to the Reporting Person.

Item 4.       Purpose of Transaction.

              The Reporting Person acquired the securities reported on hereby for investment purposes.

Item 5.       Interest in Securities of the Issuer.

              (a) The Reporting Person is the direct and beneficial owner of 34,106,182 shares of the Company's Common Stock, representing 86.7% of the issued and outstanding shares of the Company's Common Stock, based on 39,356,182 issued and outstanding shares.

              (b) The Reporting Person has the sole power to vote and the sole power to dispose of 34,106,182 shares of Common Stock held by the Reporting Person.

              (c) Reporting Person for investment purposes acquired 7,000,000 shares of Common Stock directly from the Company on March 4, 2005. Pursuant to a 4.704301 for 1 forward stock split effective as of April 20, 2005, these 7,000,000 shares were converted into 32,930,113 shares of Common Stock. These shares, as adjusted for the forward stock split, were issued at a deemed price of $0.0016 per share as consideration for the settlement of $13,500 in accounts payable and $38,963 in amounts due to the Reporting Person.

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       CUSIP No. 34512E109                 13D                 Page 4 of 5 Pages
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              (d)     No other  person is known to have the right to  receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 6.       Contracts, Arrangements, Understandings or Relationships With the
              Issuer.

              There is no contract, arrangement, understanding or relationship (legal or otherwise) between the Reporting Person and the Company or any person with respect to any securities of the Company, including but not limited to, transfer of voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.       Material to be Filed as Exhibits.

              N/A

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       CUSIP No. 34512E109                 13D                 Page 5 of 5 Pages
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                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 J. Earl Terris



June 21, 2005                                                 /s/ J. Earl Terris
                                                              ------------------



The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001.).